SCOTT WILSON RPA

www.rpacan.com
www.scottwilson.com

388 - 1130 W. Pender Street
Vancouver, BC, V6E 4A4
Tel: (604) 602-6767

June 25, 2007

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Toronto Stock Exchange
Uranium One Inc.
Energy Metals Corporation

Dear Sirs:

Re: Filing of Written Disclosure of Technical Report in Energy Metals Corporation Management Information Circular

The undersigned hereby consents to the public filing of the written disclosure of the technical report titled "Technical Report on the Sheep Mountain Uranium Project, Wyoming" dated October 10, 2006 (the "**Technical Report**") and any extracts from or a summary of the Technical Report in the management information circular (including the documents incorporated by reference therein) of Energy Metals Corporation dated June 25, 2007 (collectively, the "**Circular**").

The undersigned hereby confirms that the undersigned has read the Circular and believes that the Circular fairly and accurately represents the information in the Technical Report that supports the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Technical Report or within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Technical Report.

This letter is provided solely for the purpose of assisting the parties to which is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decision made based on it, are the responsibility of such third parties.

Yours truly,

David W. Rennie, P. Eng.
Scott Wilson RPA (formerly Roscoe Postle Associates Inc.)